ATLANTIC POWER CORPORATION
200 Clarendon St., Floor 25
Boston, Massachusetts 02116

September 27, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Scott Anderegg

Re:                             Atlantic Power Corporation
Request for Withdrawal of
Amendment No. 2 to Registration Statement on Form S-1
Accession Number: 0001047469-10-008141

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Atlantic Power Corporation (the “Registrant”) hereby respectfully requests the withdrawal, effectively immediately, of the Registrant’s Amendment No. 2 to its Registration Statement on Form S-1, Accession Number 0001047469-10-008141, together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission on September 17, 2010 (the “Amendment”).

The Amendment was tagged with the incorrect file number of 333-168855 and therefore purports to amend the incorrect registration statement. The Amendment was intended to amend the registration statement on Form S-1 with file number 333-168856. As discussed with the Staff, the Registrant expects to file an amendment with the correct file number on September 27, 2010.

The Registrant confirms that no securities have been sold in connection with the Amendment.

We appreciate your assistance and should you need any additional information, please feel free to contact our legal counsel Yoel Kranz of Goodwin Procter LLP at 617.570.1760.

Very truly yours,

ATLANTIC POWER CORPORATION

By:	/s/ Patrick J Welch

Name:	Patrick J. Welch
Title:	Chief Financial Officer and Corporate Secretary